Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

ZOGENIX, INC.

at

$26.00 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of $2.00 upon the achievement, if any, of a specified milestone

Pursuant to the Offer to Purchase dated February 1, 2022

by

Zinc Merger Sub, Inc.,

an indirect wholly owned subsidiary of

UCB S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 1, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

February 1, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions of the Offer to Purchase, dated February 1, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	Zogenix’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on March 1, 2022, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 18, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Zogenix, Parent and Purchaser pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zogenix pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zogenix continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of Parent (the “Merger”).

The board of directors of Zogenix (the “Zogenix Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Zogenix Board unanimously recommends that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered to Purchaser pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below and on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5835

Banks and Brokers may call collect: (212) 750-5833

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